Mail Stop 4561
                                                           August 7, 2018

Aditya Sharma
Chief Executive Officer
Crosscode, Inc.
17285 74th Avenue North
Maple Grove, MN 55311

       Re:    Crosscode, Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed July 16, 2018
              Amendment No. 4 to Registration Statement on Form S-1 Filed July 27, 2018
              Amendment No. 5 to Registration Statement on Form S-1 Filed July 31, 2018
              File No. 333-223073

Dear Mr. Sharma:

      We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 6, 2018 letter and our reference to page numbers are for amendment number 5 to Form S-1, filed July 31, 2018.

Sales & Distribution, page 7

1. Your response to prior comment 2 is unclear. Please clarify whether you have any agreements with the large technology firms that you have identified. To the extent you do not, revise to remove any implication that you have a strategic partnership with them and clarify that you may not be able to develop such partnerships. Aditya Sharma
Crosscode, Inc.
August 7, 2018
Page 2

Risk Factors

We may not be able to adequately protect our intellectual property... page 11

2. We note your revised disclosure in response to prior comment 3, however, the one-year window to convert the provisional patent into a formal non-provisional patent ended last month. Please revise or advise.

Business, page 27

3. We note your revised disclosure in response to prior comment 4. As previously requested, please revise your discussion to clearly indicate the aspects of your business that are aspirational and that are currently operational. Separate the discussion of your business and plan of operation from the market data provided. Any discussion of your business plans should be balanced with disclosure that your business may not materialize as expected. To the extent you include statements that predict accomplishments in the future, provide meaningful discussion of the events or circumstances that may prevent the accomplishment of these objectives. Refer to prior comment 4 for examples.

Key Milestones, page 33

4. We note your revised disclosure in response to prior comment 6. Please provide a definition for your sales pipeline and include expected timing through to revenue generation. Clarify how much of the pipeline represents firm orders.

Liquidity and Capital Resources, page 34

5. We reissue prior comment 7. Please disclose the minimum funding required to remain in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K for guidance.

Executive Officers and Directors, page 37

6. We note your response to prior comment 8. Please revise your disclosure regarding
        Messrs. Sarkar and Palan's business experience to include all business experience during the past five years, including the dates of employment. Refer to
Item 401(e) of
        Regulation S-K.
 Aditya Sharma
Crosscode, Inc.
August 7, 2018
Page 3

Executive Compensation, page 38

7. In response to prior comment 8, you filed an employment agreement with Mr. Sarkar.
        Please disclose the material terms of this agreement.

Principal and Selling Shareholders, page 40

8. We note your revised disclosure in response to prior comment 11. Please provide the exemptions from registration claimed and the facts relied upon to make the exemptions available.

Exhibit 23.2

9. Please have your independent registered accounting firm revise its consent to indicate that the date of its report relating to the financial statements is April 10, 2018.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                                                            Sincerely,

                                                            /s/ Barbara C.
Jacobs

                                                            Barbara Jacobs
                                                            Assistant Director
                                                            Office of
Information Technologies
                                                            and Services

cc:     Matheau J. W. Stout, Esq.